Mail Stop 4720
                                                                 July 12, 2018


    Alan W. Jackson
    Executive Vice President and
    Chief Financial Officer
    Capital Bancorp, Inc.
    One Church Street
    Rockville, MD 20850

           Re:     Capital Bancorp, Inc.
                   Amendment No. 1 to
                   Draft Registration Statement on Form S-1
                   Submitted July 5, 2018
                   CIK No. 0001419536

    Dear Mr. Jackson:

          We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
    EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

            After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
    June 5, 2018 letter.

    Risk Factors

    Delinquencies and credit losses from our OpenSky credit card division could adversely affect our business, financial condition and results of operations, page 28

    1. We note your revised disclosure on page 28 in response to comment four. Please revise your document to provide more transparent and granular disclosure regarding how credit cards issued by OpenSky are secured or partially-secured, by requiring customer funds/other collateral to be held by the bank as a condition of issuance and for which would be available for any of the loss activities. If there are differing levels of required
 Alan W. Jackson
Capital Bancorp, Inc.
July 12, 2018
Page 2

        security, please describe those material terms by type of card or other factors considered when determining card eligibility, etc.

Certain Relationships and Related Party Transactions

Church Street Capital, page 142

2. We note your revisions in response to comment 6. Please disclose the material terms of the participation loans sold to related persons, e.g. price paid, interest rate, etc. Please also make corresponding revisions in the previous subheading with respect to the loan participations sold by your Bank. Please refer to Item 404(a) and Item 404(d) of
        Regulation S-K for guidance.

Notes to Consolidated Financial Statements December 31, 2017, 2016, 2015

Note 11   Related-Party Transactions, page F-60

3. We note your disclosure regarding deposits from officers and directors and their related interests of $178.0 million. Please revise to disclose all material related party transactions on the face of your balance sheet, income statement and statement of cash flows. Refer to ASC 235-10-S99-1(k).

        You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or Michael
Volley, Staff Accountant, at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at
(202) 551-3783 or, in his absence, me at (202) 551-3765 with any other questions.


                                                              Sincerely,

                                                              /s/ Pamela A.
Long

                                                              Pamela A. Long
                                                              Assistant
Director
                                                              Office of
Financial Services

cc:     William H. Levay, Esq.